Exhibit (a) (39)

                              FANT INDUSTRIES INC.
                              2154 Highland Avenue
                            Birmingham, Alabama 35205
                              Phone: (205) 933-1030

For further information contact:

Anthony J. Fant
(205) 933-1030

Richard Grubaugh
Beacon Hill Partners, Inc.

(212) 843-8500

FOR IMMEDIATE RELEASE
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FANT QUESTIONS MOTIVES OF KINNARD ANALYST
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     NEW YORK,  NEW YORK - July 14, 1998 - Anthony J. Fant, who is seeking board control of HEI, Inc. (Nasdaq: HEII), today questioned the motives of John G. Kinnard analyst, Clint Morrison, who has repeatedly and publicly criticized Fant's tender offer and efforts to gain control of HEI. Mr. Fant revealed that in a meeting with Morrison on March 31, 1998, Morrison chastised him for not hiring Morrison's firm as financial advisor in the tender offer. Mr. Fant had instead chosen J.G. Kinnard's cross-town rival, R.J. Steichen & Co.

     "This looks like a case of sour grapes," said Mr. Fant. "We regret it if Mr. Morrison has made this a personal issue. But R.J. Steichen appeared to offer the services we needed, and they have in fact done a great job." Mr. Fant said it was interesting to him that when he met with Morrison to seek his support, Morrison "agreed with all of our ideas for revitalizing HEI. Mr. Fant said he hopes that this will be the last word about all of this. "We just want to make sure the facts are known, " he said.

     "Again, we believe $9.00 per share is a very strong offer. We are bullish about HEI's future under our leadership, and we are absolutely committed to completing this tender offer as soon as possible," Mr. Fant concluded.